Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092
T	+1 212 259-8000
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September 23, 2011

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	PharMerica Corporation
Schedule TO-T filed September 7, 2011 by Omnicare, Inc. and Philadelphia Acquisition Sub, Inc.
File No. 005-83078

Dear Mr. Duchovny:

Omnicare, Inc., a Delaware corporation (“Omnicare”), and Philadelphia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Omnicare (“Purchaser” and, together with Omnicare, the “Filing Parties”), have filed by electronic transmission Amendment No. 3 to the Tender Offer Statement on Schedule TO-T (File No. 005-83078) relating to the tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of PharMerica Corporation, a Delaware corporation (“PharMerica”).

We have included in this letter the Filing Parties’ responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 13, 2011, to Morton A. Pierce of Dewey & LeBoeuf LLP.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

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Offer to Purchase

Cover Page

1.             The Rights Condition and the Section 203 Condition in this section are subject to a determination of your satisfaction of the conditions based on your sole discretion.  Please revise each condition throughout your offer document to include a reasonableness standard.  The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

In response to the Staff’s comment, the disclosure (i) relating to the Rights Condition (on the cover page and pages iii, 3 and 40 of the Offer to Purchase and in the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees), (ii) relating to the Section 203 Condition (on the cover page and pages iii and 3 of the Offer to Purchase and in the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees) and (iii) in the second sentence of the first paragraph of Section 2 — “Acceptance for Payment and Payment” of the Offer to Purchase has been revised such that a standard of reasonableness applies to the bidders’ determination of whether the conditions to the offer have been satisfied.

Summary Term Sheet, page i

2.             Please revise the response to the question “If I accept the offer, when and how will I be paid for my Shares?” to comply with the requirements of Rule 14e-1(c) that state that consideration must be paid promptly after expiration of the offer.  You currently disclose that such payment would be made following the later of the offer expiration date and the satisfaction or waiver of the offer’s conditions.

In response to the Staff’s comment, the first paragraph of the response to the question “If I accept the offer, when and how will I be paid for my Shares?” has been amended and restated in its entirety to read as follows:

“If the conditions to the offer are satisfied, and we consummate the offer and accept your Shares for payment, you will receive payment for the Shares promptly following the expiration of the offer.  See Section 2—“Acceptance for Payment and Payment”.”

Terms of the Offer; Expiration Date, page 5

3.             Please revise the language in the penultimate paragraph of this section that states that you will return unpurchased or untendered Shares “as promptly as practicable” to state that you will make such returns “promptly” as required by Rule 14e-1(c).

In response to the Staff’s comment, the Filing Parties have replaced the phrase “as promptly as practicable” with the word “promptly” in the penultimate paragraph of Section 1 — “Terms of the Offer; Expiration Date” of the Offer to Purchase.

Procedures for Accepting the Offer and Tendering Shares, page 8

4.             We note your statement on page 12 that determinations of validity, effected in your sole discretion, will be “final and binding.”  Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.  Apply this comment throughout the offer document.

In response to the Staff’s comment, the first sentence under the sub-section captioned “Determination of Validity” in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase has been amended by deleting the phrase “, which determination will be final and binding on all parties”.

In addition, the Filing Parties have added the following at the end of the second paragraph under the sub-section captioned “Determination of Validity” in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase:

“Subject to any applicable legal requirements, any determination by us concerning the form of documents and validity, eligibility (including, without limitation, as to time of receipt) and acceptance for payment of any tender of Shares (and, if applicable, Rights) and compliance by a tendering stockholder with the terms of the Offer may be challenged by stockholders of PharMerica in a court of competent jurisdiction.  A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”

Certain Information Concerning PharMerica, page 17

5.                                      Please revise the second sentence in the first paragraph of this section to remove the implication that the filing persons may disclaim responsibility for their own disclosure.

The Filing Parties note that, in preparing the disclosure relating to PharMerica contained in the Offer to Purchase, they relied solely on publicly available documents prepared and filed by PharMerica with the Commission.  The Filing Parties neither have access to PharMerica’s books and records nor were involved in the preparation of such publicly available documents.  As a result, the Filing Parties cannot verify the accuracy or completeness of the disclosure regarding PharMerica or if PharMerica failed to disclose events which may affect the significance or accuracy of such disclosure.  The Filing Parties, therefore, believe the disclaimer is both appropriate and necessary in order to make expressly clear that the Filing Parties are not verifying, and should not be responsible for, the accuracy and completeness of such disclosure.

Conditions to the Offer, page 33

6.             We note your disclosure in the first paragraph have reserved the right to assert the occurrence of any of the conditions to the offer from the date of commencement until “before the time for payment.”  Defining the conditions as such suggests that conditions to the offer may be raised or asserted after expiration of the offer.  Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer.  Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.  Please make similar revisions in the first paragraph on page 37 and elsewhere in your offer document, as necessary.

In response to the Staff’s comment, the Filing Parties have amended and restated the introductory paragraph under Section 14 —“Conditions to the Offer” of the Offer to Purchase to read in its entirety as follows:

“Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if, (1) at or prior to the Expiration Date, the Minimum Tender Condition, the Rights Condition, the Section 203 Condition, the Impairment Condition or the HSR Condition has not been satisfied, or (2) at any time on or after September 7, 2011, and at or prior to the Expiration Date (or thereafter in relation to any condition dependent upon the receipt of government approvals or related to the legality or permissibility of the Offer under applicable law or regulation), any of the following events shall occur or conditions shall exist:”

In addition, the Filing Parties have amended and restated the second sentence of the final paragraph of Section 14 —“Conditions to the Offer” of the Offer to Purchase to read in its entirety as follows:

“Subject to the rules and regulations of the SEC, the failure by Purchaser or Omnicare at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.”

7.             We refer to the last paragraph on page 36 and first paragraph on page 37.  In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control.  The language “regardless of the circumstances (including action or inaction by Purchaser or any of its affiliates) giving rise to such conditions . . . ” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction.  Please revise the disclosure throughout to remove the implication that you may trigger a condition through your action or inaction.

In response to the Staff’s comment, the Filing Parties have amended and restated the last paragraph on page 36 to read in its entirety as follows:

“which, in the reasonable judgment of Omnicare or Purchaser, regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.”

In addition, the Filing Parties have amended and restated the first sentence of the first paragraph on page 37 to read in its entirety as follows:

“The foregoing conditions are for the sole benefit of Purchaser or Omnicare and may be asserted by Purchaser and Omnicare, in their sole discretion, regardless of the circumstances giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following the waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Purchaser or Omnicare, in their sole discretion, in whole or in part, at any time and from time to time.”

8.             We note the language in the last paragraph in this section that your failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding supplementally.

The Filing Parties confirm to the Staff that, if a condition is triggered and the Filing Parties determine to waive such condition, that they would not subsequently attempt to reassert the failure of such condition to the extent waived.  Additionally, if the Filing Parties accept for payment shares of common stock of PharMerica and certain conditions to the offer have not been satisfied at the expiration time, such conditions will be deemed to have been waived.   However, for the reasons stated below, the Filing Parties respectfully disagree with the Staff’s position that if an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, and the Filing Parties determine to proceed with the offer, the Filing

Parties have waived such offer condition.  The Filing Parties respectfully submit that, in the event a condition is triggered, unless the Filing Parties affirmatively state that such condition has been waived, they should have the right to proceed with the offer and make a determination to waive such condition at the expiration of the offer.

The Filing Parties believe that an offeror, in the context of an unsolicited tender offer, should be afforded the opportunity to weigh the aggregate significance of waiving offer conditions that may have been triggered when the offeror is in a position to make an informed decision based on the totality of events that have occurred.  For example, certain conditions may be triggered by the occurrence of an event during the offer period which is subsequently cured or subsequent developments may mitigate the effects of such event prior to the expiration of the offer.  Based on the Staff’s position, upon the initial occurrence of the event, the Filing Parties would either have to assume the risk of consummating the offer even if such condition were not cured or mitigated, or terminate the offer promptly after the occurrence of such event even though such event is capable of being cured or mitigated.  Therefore, if the Filing Parties are required to make a determination as to whether or not they will waive a specific condition as triggering events arise, the Filing Parties believe that ill-informed determinations regarding the tender offer will be made that may not be in the best interests of the Filings Parties, PharMerica and their respective constituencies.

In addition, during the offer period, events may occur relating to PharMerica that trigger certain offer conditions without the Filing Parties’ knowledge.  Based on the Staff’s position, the Filing Parties will be deemed to have waived such triggered conditions to the extent the offer is not otherwise terminated, despite the fact that the Filing Parties were unaware of the occurrence of such events.

For these reasons, the Filing Parties believe they should not be deemed to have waived their right to invoke a condition that is disclosed in the Offer to Purchase if they fail to promptly assert such condition at the time such condition may be initially triggered.  As such, the Filing Parties do not believe that they are obligated to promptly inform security holders how they intend to proceed when an offer condition is triggered, unless the Filing Parties expressly determine to waive such triggered condition.

9.             Please refer to the same paragraph referenced immediately above.  When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

The Filing Parties confirm that if a condition were triggered in a manner that is publicly known or otherwise brought to the attention of the Filing Parties and the Filing Parties expressly determine to waive the assertion of such triggered condition, subject to the Filing Parties’ response to comment 8 and depending on the materiality of the waived condition and the number of days remaining in the offer, the Filing Parties may be required to extend the offer and recirculate new disclosure to security holders.

*              *              *

We have been authorized to and do hereby acknowledge and confirm on behalf of the Filing Parties that: (1) the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Filing Parties may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

If you have any questions or if the Staff has further comment, please call Morton A. Pierce (tel: 212-259-6640) or Chang-Do Gong (tel: 212-259-6056) of Dewey & LeBoeuf LLP.

Sincerely,

/s/ Morton A. Pierce

Morton A. Pierce

cc:         Omnicare, Inc.

Alexander M. Kayne